Exhibit 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2008		2007		2006		2005		2004
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,063		$1,806		$3,913		$1,962		$1,745
Add:
Distributed income of equity investees	157		124		20
Fixed charges and preferred stock dividends excluding interest on deposits	1,109		1,268		842		663		358
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	122		101		33		20		10
Preferred stock dividend requirements	33		1		1		1		1

Earnings excluding interest on deposits	2,174		3,096		4,741		2,604		2,092
Interest on deposits	1,485		2,053		1,590		981		484

Total earnings	$3,659		$5,149		$6,331		$3,585		$2,576

Fixed charges and preferred stock dividends
Interest on borrowed funds	$1,004		$1,197		$777		$599		$298
Interest component of rentals	71		69		64		63		58
Amortization of notes and debentures	1		1						1
Distributions on mandatorily redeemable capital securities of subsidiary trusts
Preferred stock dividend requirements	33		1		1		1		1

Fixed charges and preferred stock dividends excluding interest on deposits	1,109		1,268		842		663		358
Interest on deposits	1,485		2,053		1,590		981		484

Total fixed charges and preferred stock dividends	$2,594		$3,321		$2,432		$1,644		$842

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	1.96	x	2.44	x	5.63	x	3.93	x	5.84	x
Including interest on deposits	1.41		1.55		2.60		2.18		3.06

(1)	As defined in Item 503(d) of Regulation S-K.